Exhibit 99.1

GENFIT Announces Publication of the 2024 Universal Registration Document and the 2024 Annual Report on Form 20-F

Lille (France), Cambridge (Massachusetts, United States), Zurich (Switzerland), April 29, 2025 - GENFIT (Nasdaq and Euronext: GNFT), a biopharmaceutical company dedicated to improving the lives of patients with rare and life-threatening liver diseases, today announces the filing of its 2024 Universal Registration Document with the Autorité des marches financiers (AMF ; filing n° D.25-0331) and its Annual Report on Form 20-F for the year ended December 31, 2024 with the U.S. Securities and Exchange Commission (SEC).

These annual reports are available to the public free of charge in accordance with applicable regulations and may be viewed at and downloaded from GENFIT’s website at ir.genfit.com. The 2024 Registration Document will also be available shortly on the AMF’s website: www.amf-france.org and the Annual Report on Form 20-F is available on the website of the SEC (www.sec.gov).

GENFIT’s 2024 Universal Registration Document includes, in particular :

•	The annual financial report,
•	The annual management report,
•	The Board of Directors’ report on corporate governance,
•	The Statutory Auditors’ reports on the annual and consolidated financial statements and related-party agreements,
•	The table summarizing the fees paid to the Statutory Auditors.

GENFIT | 885 Avenue Eugène Avinée, 59120 Loos - FRANCE | +333 2016 4000 | www.genfit.com	1

ABOUT GENFIT

GENFIT is a biopharmaceutical company committed to improving the lives of patients with rare, life-threatening liver diseases whose medical needs remain largely unmet. GENFIT is a pioneer in liver disease research and development with a rich history and a solid scientific heritage spanning more than two decades. Today, GENFIT has built up a diversified and rapidly expanding R&D portfolio of programs at various stages of development. The Company focuses on Acute-on-Chronic Liver Failure (ACLF). Its ACLF franchise includes five assets under development: VS-01, G1090N, SRT-015, CLM-022 and VS-02-HE, based on complementary mechanisms of action using different routes of administration. Other assets target other serious diseases, such as cholangiocarcinoma (CCA), urea cycle disorder (UCD) and organic acidemia (OA). GENFIT's expertise in the development of high-potential molecules from early to advanced stages, and in pre-commercialization, was demonstrated in the accelerated approval of Iqirvo® (elafibranor1) by the FDA, the EMA and the MHRA in the UK for PBC. Beyond therapies, GENFIT also has a diagnostic franchise including NIS2+® in Metabolic dysfunction-associated steatohepatitis (MASH, formerly known as NASH for non- alcoholic steatohepatitis) and TS-01 focusing on blood ammonia levels. GENFIT is headquartered in Lille, France and has offices in Paris (France), Zurich (Switzerland) and Cambridge, MA (USA). The Company is listed on the Nasdaq Global Select Market and on the Euronext regulated market in Paris, Compartment B (Nasdaq and Euronext: GNFT). In 2021, Ipsen became one of GENFIT's largest shareholders, acquiring an 8% stake in the Company's capital. www.genfit.com

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements, including those within the meaning of the Private Securities Litigation Reform Act of 1995. The use of certain words, such as "believe", "potential", "expect", “target”, “may”, “will”, "should", "could", "if" and similar expressions, is intended to identify forward-looking statements. Although the Company believes its expectations are based on the current expectations and reasonable assumptions of the Company’s management, these forward-looking statements are subject to numerous known and unknown risks and uncertainties, which could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking statements. These risks and uncertainties include, among others, the uncertainties inherent in research and development, including in relation to safety of drug candidates, cost of, progression of, and results from, our ongoing and planned clinical trials, patient recruitment, review and approvals by regulatory authorities in the United States, Europe and worldwide, of our drug and diagnostic candidates, pricing, approval and commercial success of elafibranor in the relevant jurisdictions, exchange rate fluctuations, and our continued ability to raise capital to fund our development, as well as those risks and uncertainties discussed or identified in the Company’s public filings with the AMF, including those listed in Chapter 2 "Risk Factors and Internal Control" of the Company's 2024 Universal Registration Document filed on April 29, 2025 (no. 25-0331) with the Autorité des marchés financiers ("AMF"), which is available on GENFIT's website (www.genfit.fr) and the AMF's website (www.amf.org), and those discussed in the public documents and reports filed with the U.S. Securities and Exchange Commission ("SEC"), including the Company’s 2024 Annual Report on Form 20-F filed with the SEC on April 29, 2025 and subsequent filings and reports filed with the AMF or SEC or otherwise made public, by the Company. In addition, even if the results, performance, financial position and liquidity of the Company and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. These forward-looking statements speak only as of the date of publication of this press release. Other than as required by applicable law, the Company does not undertake any obligation to update or revise any forward-looking information or statements, whether as a result of new information, future events or otherwise.

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1 Elafibranor is marketed and commercialized in the U.S by Ipsen under the trademark Iqirvo®.

CONTACT

GENFIT | Investors

Tel : + 33 3 20 16 40 00 | investors@genfit.com

GENFIT | Press relations

Stephanie BOYER | Tel : + 33 3 20 16 40 00 | stephanie.boyer@genfit.com